Entertainment Crowdfunding

The Devil's Circle

A horror film based on an East Coast legend

ADVENTUSFILMS.NET SEATTLE


THE DEVIL'S CIRCLE
THE LEGEND OF THE TRAMPING GROUND



Horror is probably the most fun and unrestrained film genre that exists and telling a supposedly true story such as this can potentially compel audiences even more than your run-of-the-mill indie feature.

Jon Jedliskowski Writer/Director @ The Devil's Circle

Why you may want to support us...

1. Produced by an award-winning company with lots of horror film experience
2. Previously crowdfunded for the recently filmed "Martingale" (now in editing)
3. Connections to top-level, Hollywood talent
4. Our fourth feature film

Why people love us

Alex K Sebby
Friend



Aside from being a an ex-marine, he has no debt beyond his house mortgage. The guy always does what he says he is going to do because he's dependable and an honorable person .
Eric Taylor Sibling $0

Chris is an astounding business owner and video professional. He successfully launched Adventus Films by himself, following his service in the Marine Corps. Since he opened the doors to Adventus Films he has produced multiple successful feature films to that have had significant ROI for the investors. On top of his cinematic success, his commercial video work has impressed clients all over Washington and Florida. I have worked alongside Chris on multiple productions and I can honestly say that there is nobody I trust more in this industry than him. Chris always looks out for his crew and talent before himself and that's a true testament to his character. The man is selfless and always... read more
[deleted user] Friend $1,000

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Jon Jedliskowski
Writer/Director
A lover of horror, Jon has three films to his company's name



Chris Taylor
Producer
Owner of Adventus Films, Chris has over 20 years film experience and 50 film and TV credits

In the news



Young And The Restless News: Kelly Sullivan Lands Exciting New Gig

Former "General Hospital" star Kelly Sullivan, who's known for her role on the soap as Kate Howard, lands a gig in an upcoming crime drama movie titled "Martingale." Sullivan, who has also been cast on "The

June 13, 2019 @ celebratingthesoaps.com



Jason Canela, Kelly Sullivan, Kelly Rutherford; Soap Alum News

Image: J Graylock, Jill Johnson, John Paschal/JPI Soap opera alums take on new challenges in upcoming exciting series and films. From family-friendly animated series to teen and crime dramas, these former

June 11, 2019 @ soaps.sheknows.com

Downloads

TDC Deck.pdf

An Indie Feature Primed For Financial Success

Jon Jed Films, the up-and-comer horror production house and architect behind the project, has partnered with Adventus, a well-oiled film company in the Pacific Northwest. To date, Adventus has internally produced three feature films in the horror and thriller genres in various stages of production. But that's just the tip of the iceberg: Chris Taylor, the creative force behind Adventus, has well over 50 films to his name, working on crews in key capacities, and his company's cinematography work has turned up ten movie awards in the "Best of", "Audience Choice" and "Best Cinematography" categories.

This team knows how to create great genre films on a small budget. And because of how well accepted horror is in the film market, *The Devil's Circle* is primed for great success with its audience.


Tabitha, Witch Of The Order
WINNER
LONDON INDEPENDENT FILM AWARDS 2018
Rendezvous Dogs
WINNER
AUDIENCE FAVORITE
SEATTLE 48 HOUR FILM PROJECT 2017
A Man, Buried
WINNER
BEST FILM
NORTHWEST COLLEGE FILM FESTIVAL 2012
Solitude
WINNER
BEST DRAMATIC SHORT
OREGON INDEPENDENT FILM FESTIVAL 2015
Tabitha, Witch Of The Order
WINNER
BEST WEB SERIES
CALIFORNIA INDEPENDENT FILM FESTIVAL 2018
Marla Mae
NOMINATED
BEST FEATURE FILM
PDXTREME FILM FEST 2019
Karma Gettin'
WINNER
BEST CINEMATOGRAPHY
SEATTLE 48 HOUR FILM PROJECT 2014
A Man, Buried
WINNER
BEST SHORT FILM
HOLLYWOOD FRINGE FEST 2012
Trauma
WINNER
AUDIENCE FAVORITE
SEATTLE 48 HOUR FILM PROJECT 2013
A Man, Buried
WINNER
BEST SHORT FILM
SEATTLE TRUE INDEPENDENT FILM FESTIVAL 2012
Scamp
WINNER
AUDIENCE FAVORITE
COLUMBIA GORGE FILM FESTIVAL 2011


Killing Joke Trailer
Watch later
Share



Marla Mae teaser/trailer
Watch later
Share

The Budget

Cinematic Marketability at a Lesser Cost

> *Our #1 goal financially is to see our investors recoup their money.*

Low-budget movies like *The Devil's Circle* are usually funded by indie film producers or investors who want to test the waters within this market. These projects are much lower risk than the million dollar blockbusters we usually see, but they still provide good earning potential and establish the same integrity and communal predilection among filmmakers. It supports the independent film community and maintains our Pacific Northwest region's ability to produce quality content.

Our #1 goal financially is to see our investors recoup their money. After that, the percentages you earn are determined by the number of shares purchased. The total budget for *The Devil's Circle* is $150,000. We need a minimum of $50,000 to "greenlight" the project and begin pre-production, and with a minimum of $75,000. raising the rest through future equity, production company points or donation crowdfunding, we can finish the entire movie. With the lesser amount, however, we'll lack the funds to afford any name-talent, which would be crucial for promoting and helping market it to a broader audience.



$150,000 Total Budget
29%
13%
12%
11%
11%
6%
5%
4%
3%
3%
3%
Cast & Stunts $43,000
Production Staff $23,500
Camera & Lighting $18,000
Legal & Other Costs $15,500
Post-Production $16,000
Art Department $8,500
Sound Dept $7,500
Sets & Locations $6,000
Make Up & Wardrobe $5,000
Distribution $5,000
Food on Set $4,000

The Market

Indie Horror Movies SELL

Coherence, *Found*, *The Invoking*: these are movies most people know nothing about. But all three are horror films made in the last few years that have at least tripled the amount it cost to make them - and without the use of big name talent. It's very common for an independent producer to strike a six-figure deal on a micro-budget feature, especially in this genre. For a movie like *The Devil's Circle*, made for $100-150k, this opens up a big window of opportunity to see a profit and it certainly depends on the quality of the movie and how we leverage our distribution channels.


COMPARABLE HORROR MOVIES UNDER $1 MILLION BUDGET
Thousands of Dollars
$2,500
$2,000
$1,500
$1,000
$500
$0
$50
$146
$8
$270
$96
$250
$11
$350
$50
$406
$750
$1,900
$400
$2,000
$100
$2,000
Coherence
Found
A Horrible Way To Die
The Invoking
The Signal
All The Boys Love Mandy Lane
The Pact
The Gallows
SOURCE: www.the-numbers.com and www.boxofficemojo.com
Budget
Gross Revenue (or Minimum Guarantee)

> *With movies, it's all about about implied quality and entertainment through trailer and artwork creation....that's what sells and that is what our team is great at doing.*

As soon as we complete post-production on The Devil's Circle, we'll immediately find channels to give it visibility and get it on the market - and we'll do that by showcasing it film festivals around the world, press (usually online these days) and early distributor and sales representation solicitation. With movies, it's all about about perceived quality and an implied entertainment value, usually through trailer and artwork (movie poster) creation. This is something our team is great at doing within very economical means while getting it through what we'll refer to as "Stage 1" of the marketing process: getting the distributor's attention. Once it's in their hands, they take their own liberties with marketing to reach the largest audience possible. We'll call this "Stage 2" which in essence, is building the movie's brand. But reaching that point also means we've completed the most difficult steps as filmmakers and it's up to the audience to decide how successful the movie is!


Estimated profitability of movies grossing at least $1 at the US box office, 1996-2016
StephenFollows.com
Horror
Adventure
Romantic Comedy
Musical
Action
Comedy
Thriller/Suspense
Drama
Black Comedy
Western
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Likely profit
Possible profit
Possible loss
Likely loss

We appreciate you taking a look at our campaign and we hope to see you at the wrap party and cast & crew screening as an investor or Producer!



Wrap party for the feature film "Martingale"

Investor Q&A

– COLLAPSE ALL

What does your company do?

Jon Jed Films is an up-and-comer horror production house and architect behind the project. They've partnered with Adventus, a well-oiled film company in the Pacific Northwest. To date, Adventus has internally produced three feature films in the horror and thriller genres in various stages of production.

Where will your company be in 5 years?

Creating more consistent content (at least once a year) for worldwide digital distribution.

Why did you choose this idea?

Horror is probably the most fun and unrestrained film genre that exists and telling a supposedly true story such as this can potentially compel audiences even more than your run-of-the-mill indie feature.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Especially in the last 5-10 years, small, independent films like this have more visibility that ever with the advent of digital distribution channels and streaming. Horror films have the best dollar-spent to dollar-returned ratio and its viewership is far reaching, allowing us to market to a worldwide audience.

What is your proudest accomplishment?

Our last feature film, Martingale, was able to accomplish so much on such a meager budget with great Hollywood actors and several locations. While it still remains to be seen how well the movie is received, I think what we did during the shoot was difficult yet a huge accomplishment.

How far along are you? What's your biggest obstacle?

The two biggest things in the next six to nine months are raising the budget and putting the final touches on the script.

Who are your competitors? Who is the biggest threat?

Other independent films are always a competitor but especially other films in the horror genre. Trying to find the next best horror idea while crafting a great storytelling experience that sets itself from the herd is always a challenge.

What do you understand that your competitors don't?

Two things: Your audience will almost never love your material as much as you do and you don't get to choose what your audience will like. In other words, if something isn't working, things need to change, regardless of how long and hard you spent on something. I think it's that ability to adapt and be flexible with what we decide to provide our audience with is what makes us very good at what we do.

How will you make money?

By great marketing with materials that stand out from the crowd and by making choices that cater to the audience, not ourselves.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

I think the 2 things mentioned above: failing to make ourselves visible to the audience and failing to cater to the audience's entertainment. The only thing worse than a technically bad movie is a boring movie. You can have the best actors, story, locations, etc in the world but if we're not entertaining people, then we haven't done our job.

What do you need the most help with?

What most great filmmakers make up in talent, work ethic and resilience they usually lack in money resources. That's why We Funder and crowdfunding has been such a game changer for people like us. We need help from other filmmakers and film enthusiasts who have the funds to help make this story come to life.

What would you do with the money you raise?

Exactly like our last feature film we funded through equity crowdfunding, we'll immediately begin pre-production and use the money raised to fund 80-90% of filming, which mostly includes paying cast and crew. We'll use the rest to edit and finalize the film in post, and hopefully use the little that's leftover to aid in getting it out to festivals and begin the road to distribution.

Financials

The Devil's Circle has financial statements ending April 15 2019. Our cash in hand is $0, as of August 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

Fiscal Year Ends December 19

$0
Revenue

-$2,669
Net Loss

$0
Short Term Debt

$0
Raised in 2019

$0
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Jon Jed Films is an up-and-comer horror production house and architect behind the project. They've partnered with Adventus, a well-oiled film company in the Pacific Northwest. To date, Adventus has internally produced three feature films in the horror and thriller genres in various stages of production.

Creating more consistent content (at least once a year) for worldwide digital distribution.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

The Devil's Circle LLC was incorporated in the State of North Carolina in March 2019.

JonJed agrees, upon the minimum financing of The Devil's Circle LLC, to employ Adventus Films LLC in the production as Producer(s) and Director Photography. The duration of employment will depend entirely on the total amount raised for the entire production. If funding fails to meet the minimum amount, no further commitment is required between the two parties. A full copy of the agreement can be founder attached to the Form C.

Since then, we have:

- Produced by an award-winning company with lots of horror film experience
- Adventus Films, a partner of JonJed Films, previously crowdfunded for the recently filmed "Martingale" (currently editing)

- Connections to top-level, Hollywood talent

- Our forth feature film

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended April 15, 2019, the Company had revenues of $0.

- *Assets.* As of April 15, 2019, the Company had total assets of $0, including $0 in cash.

- *Net Loss.* The Company has had net losses of $2,669 for 2019.

- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Devil's Circle LLC cash in hand is $0, as of August 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 months.

Our operations cover only a 1 year window in the future when more than 90% of the funds will be spent.

About 25% of our expenses will occur in 3-6 months after we're funded for Pre-Production costs and the rest will be needed during the production of the project. There won't be any revenue for at least 12 months, but likely closer to 24 months. The company currently does not have any other sources of capital upon which to rely, but may pursue other more conventional fundraising methods if needed.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	N/A
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
N/A	N/A	N/A
Revenue to Receivables:	**Debt Ratio:**	
~	N/A	

GAAP.pdf

Risks

1. While JonJed Films's (the parent company of The Devil's Circle LLC) lead production team, Adventus Films, has been around a while and has collaborated in a key position on over 25 narrative films, it has been at the helm of 3 so far, 2 that are in different stages of post-production and 1 that is under contract with a sales representative for a late 2019 release. This means that, while we have helped other production companies find success in profiting from film production, we have yet to do it as the key production company on a film.

2. Competition from other movies in our genre, in the market, at the time of this movie's release, is always a risk. Especially considering this production's low budget which doesn't allow for A-list actors, there's considerable competition with those movies with similar genres with more recognizable actors that could earn more attention from audiences and distributors. This ultimately comes down to good timing with what distributors want in their library and a great marketing campaign.

3. We cannot predict the economic success of any movie because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends on the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted. We cannot guarantee that the film will be profitable.

4. Investors have no voting rights. They will have no right to participate in the business or affairs of The Devil's Circle LLC. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Devil's Circle LLC does not have any voting agreements in place for Revenue Participation Rights participants. The Devil's Circle LLC does not have any shareholder/equity holder agreements in place. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the movie or interfere with any rights granted to, any distributor or licensee under any agreement entered into by The Devil's Circle LLC. As between The Devil's Circle LLC and the investor, all business and creative decisions with regard to the movie shall be made solely by The Devil's Circle LLC.

5. If the film fails for any reason, is never produced or is abandoned, investors will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of "The Devil's Circle". Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

6. Labor laws for actors, or strike by actors' unions may affect our ability to complete "The Devil's Circle". Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

7. The film might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, operations, or other expenses. Even if the film raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

8. As the film has not yet secured a full cast or distribution, it is possible that it will not be able to secure either of those things and will never be produced.

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jon Jedliskowski	Managing Member @ The Devil's Circle LLC	2019

Officers

OFFICER	TITLE	JOINED
Jon Jedliskowski	Managing Member	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jon Jedliskowski	Membership Interests	100.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	60% for payroll, 15% for shooting operations, production and camera equipment, 25% for We Funder fees, insurance, permits and other non-tangible costs
$104,000	60% for payroll, 25% for shooting operations, production and camera equipment, 15% for We Funder fees, insurance, permits and other non-tangible costs

Capital Structure

This is an LLC with no issued units.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **593,316** investors who funded **378** startups with over **$134.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

or

Privacy: We won't share your data, or post to your wall, without your permission.

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/thedevilscircle/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.